

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2011

<u>Via E-mail</u>
Mr. Ang Kang Han
Sooner Holdings, Inc.
Long Shan Development Area
Han Jiang Town, ShiShi City
Fujian PRC

> **Re:**   **Sooner Holdings, Inc.**
> **Form 10-Q/A for Quarterly Period Ended**
> **March 31, 2011**
> **Filed October 11, 2011**
> **Form 10-Q/A for Quarterly Period Ended**
> **June 30, 2011**
> **Filed October 11, 2011**
> **File No. 000-18344**

Dear Mr. Ang:

We have reviewed your amended filings and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Forms 10-Q/A for Fiscal Quarters Ended March 31, 2011 and June 30, 2011</u>

<u>Item 4. Controls and Procedures</u>

1. We note that you have restated your financial statements to correct your earnings per share calculation, but you have concluded that your disclosure controls and procedures were effective. Please tell us how this restatement affected your conclusion that disclosure controls and procedures were effective or amend your Form 10-Q's to disclose your revised conclusion on the effectiveness of your disclosure controls and procedures.

Mr. Ang Kang Han
Sooner Holdings, Inc.
October 18, 2011
Page 2

<u>Exhibits 31.1 and 31.2</u>

2. We note you have omitted paragraph 4(d) as defined in Item 601(31) of Regulation S-K
    Please revise your Section 302 certifications accordingly.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if
you have questions regarding comments on the financial statements and related matters. Please
contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

                                                    Sincerely,

                                                    /s/ John Reynolds

                                                    John Reynolds
                                                    Assistant Director